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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer and FAB Celebrate Receiving the Full Operational Capability (FOC) for the C-390 Millennium multi-mission aircraft

•	Document confirms that the aircraft has reached or exceeded all requirements defined by the FAB, reaching full operational capacity
•	Ceremony marked the beginning of the delivery process of the sixth KC-390 to the FAB, being the first in FOC configuration

Gavião Peixoto - Brazil, April 3, 2023 - Embraer's C-390 Millennium multi-mission aircraft program today reached another historic milestone in the aviation world. In a ceremony held at the Gavião Peixoto Unit in São Paulo, in the presence of the Brazilian Air Force (FAB) High Command, the aircraft has achieved the Full Operational Capability (FOC). Issued by the Institute of Industrial Development and Coordination (IFI in Portuguese), the Brazilian body responsible for certifying aircraft for military purposes, the FOC Certificate confirms that the project meets all the requirements defined by the FAB and that the aircraft can carry out all missions for which it was designed.

“This certificate places the C-390 in a select group of aircraft in the world,” says Bosco da Costa Junior, President and CEO of Embraer Defense and Security. “It is a unique moment in Embraer's history. The C-390 is redefining the military airlift and refueling space, challenging the thinking behind current and future generation platforms. Air forces around the world are focused on matching their ever-evolving operational needs with their budgets, seeking a platform that can perform multiple missions, recognizing that today's choice will affect their operational capabilities tomorrow.”

Developed under the strict operational requirements of the FAB, the genesis of the C-390 is in the triple helix model, the culmination of the union of the greatest minds from academia, industry, and government. As part of the development and certification process, around 3,500 hours were flown on the prototype aircraft under the most varied operating conditions, and another 85,000 hours were performed using laboratory test benches and devices. After years of development, testing and certification, the result is a design established to the highest industry standards.

“This is the KC-390, the aircraft that embodies the true meaning of the word “perseverance”. Wherever it is, there will be the Brazilian State; there will be the order and progress of a nation that aligns itself with the idea that the full development of democracy cannot dispense with inviolable sovereignty. Finally, I wish that these feelings of “brazilianness” and pride, which we now experience, will emerge in each citizen, when contemplating the skies and verifying that the “wings that protect and integrate the country” and Embraer are heading united in the purpose of ensuring a solid future with the strategic stature of our beloved Brazil,” said Air Force Commander, Lieutenant-Brigadier Marcelo Kanitz Damasceno at the ceremony.

At the same event, Embraer began the delivery process to the FAB of the sixth unit of the C-390, the first in the FOC configuration. The other aircraft already delivered to the FAB will now be updated to have the certification. In addition, all aircraft to be exported will also have this certification.

The C-390 is the most modern military tactical transport aircraft of the new generation. Its multi-mission platform offers incomparable mobility, combining high productivity and operating flexibility with low operating costs, which is an unbeatable combination. The C-390 can carry more payload (26 tons) compared to other medium-sized military cargo aircraft and flies faster (470 knots) and farther, being capable of performing a wide range of missions such as transporting and dropping cargo and troops, medical evacuation, search and rescue, firefighting and humanitarian missions, operating on temporary or unpaved runways (i.e. including packed earth, soil and gravel). In its refueling version, the aircraft has already proven its aerial refueling capacity, as well as an aircraft receiving fuel from another KC-390 using pods installed under the wings, being the only aircraft in the world in the segment to carry out such an operation.

Since entering operation with FAB in 2019, the C-390 has proven its capacity, reliability, and performance. The current fleet of five aircraft, all in the aerial refueling version, designated KC-390, has already accumulated more than 8,200 flight hours. Recent figures show an operational availability of around 80%, with a mission completion rate above 99%, demonstrating exceptional productivity in the category. The C-390 Millennium has orders from Portugal and Hungary, both NATO member countries. The Netherlands, also a member of NATO, selected the C-390 Millennium in 2022.

Sobre a Embraer

Empresa aeroespacial global com sede no Brasil, a Embraer atua nos segmentos de Aviação Comercial, Aviação Executiva, Defesa & Segurança e Aviação Agrícola. A Companhia projeta, desenvolve, fabrica e comercializa aeronaves e sistemas, além de fornecer Serviços & Suporte a clientes no pós-venda.

Desde sua fundação, em 1969, a Embraer já entregou mais de 8 mil aeronaves. Em média, a cada 10 segundos uma aeronave fabricada pela Embraer decola de algum lugar do mundo, transportando anualmente mais de 145 milhões de passageiros.

A Embraer é líder na fabricação de jatos comerciais de até 150 assentos e a principal exportadora de bens de alto valor agregado do Brasil. A empresa mantém unidades industriais,escritórios, centros de serviço e de distribuição de peças, entre outras atividades, nas Américas, África, Ásia e Europa.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations